Filed by Ortho Clinical Diagnostics Holdings plc

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Quidel Corporation (Commission File No.: 000-10961)

Date: January 18, 2022

Table of Contents

Overview	3

Key Messages	4

Communications Plan	5

Documents	6

Ortho | Quidel Acquisition Vendor Communications	2

Overview

Vendor Communications

For purposes of this document, the term “vendor” includes suppliers and service providers.

Goals: Educate, Engage and Excite

•	Establish vendor communications, expectations, and deliverables

•	Communicate benefits of combined businesses, create feedback loop

•	Prepare for change, provide status updates

•	Update vendor Q&A (at present, there are more questions than answers)

•	Deliver teammates customizable communications for specific instances, including general information, contract renewals, contract expansions and “business as usual” immediate path forward

Core Message Points

•	Business as Usual – we will be independent, separate companies until the transaction closes

•	The acquisition is not about a take-over; it’s about creating a combined company with a more attractive product and service offering

•	This is a creation of a new organization with the best of two companies

•	Our vendors are key to our continued success

Plan:

•	Leverage Katy Maksymiu as point for information, requests and distribution to all procurement teammates.

Target Audiences:

•	Ortho’s vendors

•	Internal teammates working with our vendors

Ortho | Quidel Acquisition Vendor Communications	3

Key Messages

These key messages will be integrated into all communications related to this launch.

•

Today is an exciting time for Ortho Clinical Diagnostics as we have entered into a definitive agreement in which Quidel Corporation, a supplier of rapid diagnostic testing solutions, cellular-based virology assays and molecular diagnostic systems at the point of care, will acquire Ortho. The combination of Ortho and Quidel even further enhances our ability to better meet your needs with a wide variety of complementary technologies.

•	Our two companies benefit by the combination of our complementary world-class product and service offerings with Ortho’s broad global reach and Quidel’s expansive point-of-care diagnostics portfolio.

•	Over the next few months, Ortho and Quidel will continue pursuing the necessary approvals and consents to close this transaction, which we expect will be completed in the first half of 2022.

•	During this period, we remain “business as usual” and Ortho and Quidel will continue to operate as independent organizations.

•	Our collaboration with you, and all of our vendors, is key to our continued support of laboratories and the patients and doctors they serve.

•	We look forward to continuing our collaboration with you to ensure our products can continue to serve the broader healthcare community.

•	We will share additional information regarding the proposed transaction as we move closer to completion.

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Communications Plan

This timeline will be recycled as needed to provide updates.

Document	What?	Why?
	(Key Messages)	(Objectives)

E-Mail to Procurement / Sourcing Teams	• E-mail with Vendor Letter, Talking Points and Internal FAQs attached	Release approved communications to teammates responsible for communicating with Ortho’s vendors
Vendor Letter	• Quidel Acquisition of Ortho • Complementary portfolios/product lines will continue • “Business As Usual” • More information to follow as the transaction progresses	When written documentation is required, this letter can be shared with vendors
Vendor FAQs	Responses for questions vendors may be asking	Reactive, verbal talking points in response to vendor questions
Internal FAQs	• Questions/answers not covered in talking points	Internal only for vendor-facing teammates – supplementary to the general FAQs provided on Inside Ortho

Ortho | Quidel Acquisition Vendor Communications	5

Procurement Team E-Mail

JANUARY #, 2021

Quidel/Ortho Announcement – Vendor Communications

As previously announced, we signed a definitive agreement in which Quidel Corporation will acquire Ortho Clinical Diagnostics and merge our two organizations.

This announcement may prompt questions from our vendors (including whether there will be any changes to service providers and suppliers), so the attached communications have been created to help you navigate those conversations.

Please express to your vendor business partners that today and until close, all activities are “business as usual,” as Ortho and Quidel will continue to operate as independent organizations until close.

We are committed to providing transaction milestone updates as information becomes available.

We also encourage you to submit any questions you or your vendors may have about this transaction that aren’t covered in these materials to our questions & answer mailbox: Q&A@orthoclinicaldiagnostics.com. While you won’t receive a direct response from this mailbox, answers will be provided in a variety of formats and forums.

Please note that all content is for internal use only, contains confidential information, and is not for further distribution.

Ortho | Quidel Acquisition Vendor Communications	6

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination transaction among Ortho Clinical Diagnostics Holdings plc (“Ortho Clinical Diagnostics”), Quidel Corporation (“Quidel”) and Coronado Topco, Inc. (“Topco”) will be submitted to the shareholders of Ortho Clinical Diagnostics and Quidel for their consideration. Ortho Clinical Diagnostics and Topco expect to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of Ortho Clinical Diagnostics and Topco and a proxy statement of Ortho Clinical Diagnostics. Ortho Clinical Diagnostics and Topco also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ORTHO CLINICAL DIAGNOSTICS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Ortho Clinical Diagnostics, Quidel and Topco, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ortho Clinical Diagnostics, when and if available, can be obtained free of charge on Ortho Clinical Diagnostics’ website at https://www.orthoclinicaldiagnostics.com/en-us/home/ or by directing a written request to OrthoCareTechnicalSolutions@orthoclinicaldiagnostics.com.

Ortho Clinical Diagnostics and certain of its respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Ortho Clinical Diagnostics in connection with the proposed transaction. Information about the directors and executive officers of Ortho Clinical Diagnostics is set forth in its annual report on Form 10-K, which was filed with the SEC on March 19, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “intend,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on Ortho Clinical Diagnostics’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Ortho Clinical Diagnostics and Quidel generally, including those set forth in Ortho Clinical Diagnostics’ filings with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its annual report on Form 10-K and quarterly report on Form 10-Q, its current reports on Form 8-K and other SEC filings, including the proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Ortho Clinical Diagnostics assumes no obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Ortho | Quidel Acquisition Vendor Communications	7

Vendor Letter

January 19, 2022

Dear <insert name>,

This is an exciting time for Ortho Clinical Diagnostics as we have entered into a definitive agreement in which Quidel Corporation, a supplier of rapid diagnostic testing solutions, cellular-based virology assays and molecular diagnostic systems at the point of care, will acquire Ortho. The combination of Ortho and Quidel even further enhances our ability to better meet customer needs with a wide variety of complementary technologies.

By combining both of our complementary world-class product and service offerings, with Ortho’s broad global reach and Quidel’s expansive point-of-care diagnostics portfolio, this transaction will allow our customers to benefit from a partnership delivering clinical chemistry, immunoassay, molecular diagnostics, immunohematology, and donor screening, as well as point-of-care diagnostics offerings.

Our collaboration with you, and all of our vendors, is key to our continued support of laboratories and the patients and doctors they serve. We look forward to continuing our collaboration with you to ensure our products can continue to serve the broader healthcare community.

Over the next few months, Ortho and Quidel will continue pursuing the necessary approvals and consents to close this transaction, which we expect will be completed in the first half of 2022. During this period, we remain “business as usual” and Ortho and Quidel will continue to operate as independent organizations. We will share additional information regarding the proposed transaction as we move closer to completion. In the meantime, if you have any questions, please reach out to your Ortho contact.

We are very excited about the prospect of bringing these two companies together once the transaction closes and believe that, with your help, we will expand our business and bring added value to our customers and patients around the world.

Sincerely,

Name Surname

Title

Ortho | Quidel Acquisition Vendor Communications	8

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination transaction among Ortho Clinical Diagnostics Holdings plc (“Ortho Clinical Diagnostics”), Quidel Corporation (“Quidel”) and Coronado Topco, Inc. (“Topco”) will be submitted to the shareholders of Ortho Clinical Diagnostics and Quidel for their consideration. Ortho Clinical Diagnostics and Topco expect to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of Ortho Clinical Diagnostics and Topco and a proxy statement of Ortho Clinical Diagnostics. Ortho Clinical Diagnostics and Topco also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ORTHO CLINICAL DIAGNOSTICS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Ortho Clinical Diagnostics, Quidel and Topco, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ortho Clinical Diagnostics, when and if available, can be obtained free of charge on Ortho Clinical Diagnostics’ website at https://www.orthoclinicaldiagnostics.com/en-us/home/ or by directing a written request to OrthoCareTechnicalSolutions@orthoclinicaldiagnostics.com.

Ortho Clinical Diagnostics and certain of its respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Ortho Clinical Diagnostics in connection with the proposed transaction. Information about the directors and executive officers of Ortho Clinical Diagnostics is set forth in its annual report on Form 10-K, which was filed with the SEC on March 19, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “intend,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on Ortho Clinical Diagnostics’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Ortho Clinical Diagnostics and Quidel generally, including those set forth in Ortho Clinical Diagnostics’ filings with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its annual report on Form 10-K and quarterly report on Form 10-Q, its current reports on Form 8-K and other SEC filings, including the proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Ortho Clinical Diagnostics assumes no obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Ortho | Quidel Acquisition Vendor Communications	9

Talking Points (for discussion with vendors/suppliers)

Procurement / External Operations

Vendor Q&A

What does this announcement mean for Ortho?

This is an exciting time for Ortho Clinical Diagnostics as we have entered into a definitive agreement in which Quidel Corporation, a supplier of rapid diagnostic testing solutions, cellular-based virology assays and molecular diagnostic systems at the point of care, will acquire Ortho. The combination of Ortho and Quidel even further enhances our ability to better meet your needs with a wide variety of complementary technologies.

What is the benefit of this agreement for customers?

By combining both of our complementary world-class product and service offerings, with Ortho’s broad global reach and Quidel’s expansive point-of-care diagnostics portfolio, this transaction will allow customers to benefit from a partnership delivering clinical chemistry, immunoassay, molecular diagnostics, immunohematology, and donor screening, as well as point-of-care diagnostics offerings.

How will the changes in ownership affect my company?

For now, everything is “business as usual” and we will alert you of any changes as milestones are achieved for the close and the integration of the two companies post-close.

Where and to whom should invoices be sent now?

Existing contracts and purchase orders remain unchanged. Until the close of our transaction, and during our planned integration, please continue to follow the processes you are currently using. We will alert you of any changes as milestones are achieved for the close and the integration of the two companies post-close.

Are the contracts/purchase orders we have in place still valid? If so, for how long?

For now, everything is “business as usual” and we will alert you of any changes as milestones are achieved for the close and the integration of the two companies post-close.

Will policies regarding how you select vendors change?

For now, everything is “business as usual” and we will alert you of any changes as milestones are achieved for the close and the integration of the two companies post-close.

Will we be required to ship materials to a different location?

Please continue to use the shipping addresses noted on our purchase orders. We will alert you of any necessary changes to our ship-to locations.

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Will my company be required to seek any new quality certifications?

At this time, we are not requiring new quality certifications. We will notify you if updated certifications are required.

Will we still be dealing with the same purchasing agent(s)?

For now, everything is “business as usual” and we will alert you of any changes as milestones are achieved for the close and the integration of the two companies post-close.

Do you expect the volume that you have been ordering to increase or decrease?

For now, everything is “business as usual” and we will alert you of any changes as milestones are achieved for the close and the integration of the two companies post-close. Order volumes will be assessed after the integration of the two companies.

How much notice will we be given if you decide to cancel our service?

For now, everything is “business as usual” and we will alert you of any changes as milestones are achieved for the close and the integration of the two companies post-close. Should there be a need to cancel a purchase order or contract, Ortho intends to comply with the termination obligations as set forth in the terms and conditions.

What are the next steps for Ortho and Quidel?

Over the next few months, Ortho and Quidel will continue pursuing the necessary approvals and consents to close this transaction, which we expect will be completed in the first half of 2022. During this period, we remain “business as usual” and Ortho and Quidel will continue to operate as independent organizations. We will share additional information regarding the proposed transaction as we move closer to completion, and we look forward to continuing our partnership with you to ensure our products can continue to serve the broader healthcare community

How can I get additional information about the acquisition?

Please read our Press Release and the letter we have provided. Additionally, you can visit Quidel’s Investor Relations Page (https://ir.quidel.com).

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination transaction among Ortho Clinical Diagnostics Holdings plc (“Ortho Clinical Diagnostics”), Quidel Corporation (“Quidel”) and Coronado Topco, Inc. (“Topco”) will be submitted to the shareholders of Ortho Clinical Diagnostics and Quidel for their consideration. Ortho Clinical Diagnostics and Topco expect to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of Ortho Clinical Diagnostics and Topco and a proxy statement of Ortho Clinical Diagnostics. Ortho Clinical Diagnostics and Topco also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ORTHO CLINICAL DIAGNOSTICS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Ortho Clinical Diagnostics, Quidel and Topco, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ortho Clinical Diagnostics, when and if available, can be obtained free of charge on Ortho Clinical Diagnostics’ website at https://www.orthoclinicaldiagnostics.com/en-us/home/ or by directing a written request to OrthoCareTechnicalSolutions@orthoclinicaldiagnostics.com.

Ortho Clinical Diagnostics and certain of its respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Ortho Clinical Diagnostics in connection with the proposed transaction. Information about the directors and executive officers of Ortho Clinical Diagnostics is set forth in its annual report on Form 10-K, which was filed with the SEC on March 19, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Ortho | Quidel Acquisition Vendor Communications	11

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “intend,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on Ortho Clinical Diagnostics’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Ortho Clinical Diagnostics and Quidel generally, including those set forth in Ortho Clinical Diagnostics’ filings with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its annual report on Form 10-K and quarterly report on Form 10-Q, its current reports on Form 8-K and other SEC filings, including the proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Ortho Clinical Diagnostics assumes no obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Ortho | Quidel Acquisition Vendor Communications	12

Frequently Asked Questions – For Internal/Teammate Use Only

Procurement / External Operations

Teammate FAQs (For Internal Use Only)

Please find the Procurement Q&As below to assist you with business as usual and your day-to-day operations. These questions and the guidance/answers are for your personal knowledge and are not approved to share with our suppliers/vendors.

For general Ortho teammate questions, you can access our current FAQ documents on Inside Ortho. If you have additional questions, please submit them to Q&A@orthoclinicaldiagnostics.com.

Will Ortho be changing our current vendors?

We are currently not planning any changes to our vendors.

How will existing vendor relationships be impacted after the transaction is finalized?

We are currently not planning any changes to our vendors.

Should I be alerting our vendors to potential changes?

No. As discussed, things should remain “business as usual” and Ortho and Quidel will continue to operate as independent organizations. Our collaboration with our suppliers is essential to our support of our customers and the patients they serve. We want to express our continued appreciation for everything our vendors and suppliers do in support of our shared mission.

I am currently negotiating a contract with a new vendor. Should I continue? Does Quidel need to review? Should I be incorporating language changes?

We will continue with “business as usual” and it is essential that the business and our ability to provide our products and services is maintained and improved where possible. Please discuss the specifics of your situation with your management as Quidel approval is required in the event of changes to material contracts or entering into material contracts outside the ordinary course of business, but in general, you will be able to continue your progress. New language isn’t needed at this point as Ortho and Quidel remain entirely separate businesses until after the transaction closes. Once that occurs, we will be looking at our contracts as part of our integration activities. Please discuss any multi-year contract negotiations with your manager prior to contract execution.

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